                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)/1/

                               ITC/\DeltaCom, Inc.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   45031T 10 4
                                 --------------
                                 (CUSIP Number)

              Kimberley E. Thompson, c/o ITC Holding Company, Inc.,
              -----------------------------------------------------
               3300 20/th/ Avenue Valley, AL 36854 (334)-768-9482
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2001
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




______________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45031T 10 4              13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ITC Holding Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          WC; BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                 18,408,793
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              18,408,793
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          18,408,793
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          22.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------

CUSIP NO. 45031T 10 4              13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ITC Telecom Ventures, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          WC; BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                 18,102,810
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              18,102,810
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          18,102,810
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          22.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the "Schedule 13D," and together with this Amendment, the "Statement") filed with the Securities and Exchange Commission (the "SEC") on July 2, 2001 by ITC Holding Company, Inc., a Delaware corporation ("Holding"), and ITC Telecom Ventures, Inc., a Delaware corporation ("Ventures"), relating to the Common Stock, par value $.01 per share ("Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation ("ITC/\DeltaCom"). Capitalized terms used herein without definition have the meaning set forth in the Schedule 13D.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     As more fully described in Item 6 below, on September 5, 2001, pursuant to the terms of the Investment Agreement, dated as of February 27, 2001, as amended by Amendment No. 1 to Investment Agreement, dated as of May 29, 2001, by and among ITC/\DeltaCom, Holding, SCANA Corporation and HBK Master Fund L.P. (together, the "Investment Agreement"), the Reporting Persons purchased from ITC/\DeltaCom for an aggregate purchase price of $26,666,000 an aggregate of 26,666 shares of a series, designated "Series B-2 Cumulative Convertible Preferred Stock" (the "Series B-2 Preferred Stock") of ITC/\DeltaCom's Series B Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and received from ITC/\DeltaCom for no additional consideration a warrant to purchase shares of Common Stock (the "Draw Down Warrant") with an aggregate exercise price of $8 million. As of September 5, 2001, the shares of Series B-2 Preferred Stock and the Draw Down Warrant were convertible or exercisable for a total of 13,541,406 shares of Common Stock.

     As previously reported in the Schedule 13D, on June 20, 2001, pursuant to the terms of the Investment Agreement, the Reporting Persons purchased from ITC/\DeltaCom for an aggregate purchase price of $20 million an aggregate of 20,000 shares of the initial series, designated "Series B-1 Cumulative Convertible Preferred Stock" (the "Series B-1 Preferred Stock") of ITC/\DeltaCom's Series B Preferred Stock, and received from ITC/\DeltaCom for no additional consideration a warrant to purchase shares of Common Stock (the "Initial Closing Warrant") with an aggregate exercise price of $6 million. As of September 5, 2001, the shares of Series B-1 Preferred Stock and the Initial Closing Warrant were convertible or exercisable for a total of 4,561,404 shares of Common Stock.

     The Reporting Persons funded the investment in ITC/\DeltaCom from their working capital and through additional draw downs on an existing credit facility with First Union Corporation.

     ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     Item 5 is hereby amended and restated in its entirety as follows:

     The information set forth in Schedule I, Schedule II and Schedule III as it relates to the securities ownership of the individuals identified therein is incorporated in this Item 5 by reference.

     (a) (i) Holding owns through ITC Service Company, Inc., an indirect wholly owned subsidiary of Holding, 305,983 shares of Common Stock; (ii) Holding indirectly owns through Ventures 20,000 shares of Series B-1 Preferred Stock, which are convertible into 3,508,772 shares of Common Stock, assuming the conversion of all 20,000 shares of Series B-1 Preferred Stock pursuant to
Section 8(a) of the Certificate of Designation of the Series B-1 Preferred Stock (the "Series B-1 Certificate of Designation"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series B-1 Preferred Stock; (iii) pursuant to the terms of the Initial Closing Warrant, Holding indirectly has the right to acquire through Ventures 1,052,632 shares of Common Stock upon exercise of the Initial Closing Warrant; (iv) Holding indirectly owns through Ventures 26,666 shares of Series B-2 Preferred Stock, which are convertible into 10,416,406 shares of Common Stock, assuming the conversion of all 26,666 shares of Series B-2 Preferred Stock pursuant to Section 8(a) of the

Certificate of Designation of the Series B-2 Preferred Stock (the "Series B-2 Certificate of Designation"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series B-2 Preferred Stock; and (v) pursuant to the terms of the Draw Down Warrant, Holding indirectly has the right to acquire through Ventures 3,125,000 shares of Common Stock upon exercise of the Draw Down Warrant. Based on information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which stated that 62,365,128 shares of Common Stock were outstanding as of August 7, 2001, Holding is the beneficial owner of approximately 22.9% of the outstanding Common Stock, and Ventures is the beneficial owner of approximately 22.5% of the outstanding Common Stock, calculated in each case in accordance with Rule 13d-3(d) of the Act.

     (b) Assuming conversion of all Series B Preferred Stock and the exercise of the Initial Closing Warrant and the Draw Down Warrant, the number of shares as to which Holding has:

               (i) sole power to vote or to direct the vote -- 0.

               (ii) shared power to vote or to direct the vote -- 18,408,793.

               (iii) sole power to dispose or to direct the disposition of -- 0.

               (iv) shared power to dispose or to direct the disposition of --
                    18,408,793

         Assuming conversion of all Series B Preferred Stock and the exercise of the Initial Closing Warrant and the Draw Down Warrant, the number of shares as to which Ventures has:

               (i) sole power to vote or to direct the vote -- 0.

               (ii) shared power to vote or to direct the vote -- 18,102,810.

               (iii) sole power to dispose or to direct the disposition of -- 0.

               (iv) shared power to dispose or to direct the disposition of --
                    18,102,810

     By virtue of its ownership of all of the outstanding capital stock of Ventures through its wholly owned subsidiary InterCall, Holding has the power to cause Ventures to vote, and dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by Holding.

     (c) Except for the acquisition by Holding on August 3, 2001 of 36,361 shares of Common Stock pursuant to the earn-out provision of a merger agreement, dated as of April 15, 1999, by and among ITC/\Deltacom, Interstate FiberNet, Inc. and AvData Systems, Inc., the Reporting Persons have not, and to their knowledge, the persons listed in Schedule I, Schedule II and Schedule III have not, within the past 60 days, effected any transactions in the Common Stock, except as otherwise disclosed in such Schedules or in Item 3.

     (d) Not applicable.

     (e) Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 is hereby amended as follows:

     The paragraphs entitled "Description of Investment Agreement -- Initial Closing" and "-- Draw Down Closings" are replaced in their entirety with the following three paragraphs:

     "Initial Closing. At the initial closing on June 20, 2001, Holding
      ---------------
     purchased, for a total purchase price of $20 million, 20,000 shares of Series B-1 Preferred Stock and received for no additional consideration the Initial Closing Warrant having a total exercise price of $6 million. At the initial closing, two other investors, SCANA Corporation and HBK Master Fund L.P., which are further described below, in the aggregate purchased, for a total purchase price of $10 million, 10,000 shares of Series B-1 Preferred Stock and received for no additional consideration warrants having a total exercise price of $3 million.

     Draw Down Closing. At the draw down closing on September 5, 2001, Holding
     -----------------
     purchased, for a total purchase price of $26,666,000, 26,666 shares of Series B-2 Preferred Stock and received for no additional consideration the Draw Down Warrant having a total exercise price of $8 million. At such draw down closing, SCANA Corporation and HBK Master Fund L.P., in the aggregate purchased, for a total purchase price of $13,334,000, 13,334 shares of Series B-2 Preferred Stock and received for no additional consideration warrants having a total exercise price of $4 million.

     Additional Draw Down Closings. Holding has agreed to purchase during the
     -----------------------------
     commitment period up to an additional 53,334 shares of Series B Preferred Stock and warrants with a total exercise price of up to $16 million. The other investors have agreed to purchase in the aggregate during the commitment period up to an additional 26,666 shares of Series B Preferred Stock and warrants with a total exercise price of up to $8 million. The commitment period began on June 15, 2001 and will terminate on the first anniversary of the initial closing date or, if earlier, on the date on which ITC/\DeltaCom has sold all of the securities covered by the purchase commitment."

     The first paragraph under "Description of Series B Preferred Stock" is replaced in its entirety with the following two paragraphs:

     "The powers, preferences and rights of the Series B-1 Preferred Stock issued and sold by ITC/\DeltaCom at the initial closing on June 20, 2001 are set forth in the Series B-1 Certificate of Designation which is attached as Exhibit 3 hereto and incorporated by reference herein. The following summary of the principal powers, preferences and rights of the Series B Preferred Stock, insofar as such summary relates to the Series B-1 Preferred Stock issued and sold by ITC/\DeltaCom at the initial closing, is qualified in its entirety by reference to such Series B-1 Certificate of Designation.

     The powers, preferences and rights of the Series B-2 Preferred Stock issued and sold by ITC/\DeltaCom at the draw down closing on September 5, 2001 are set forth in the Series B-2 Certificate of Designation which is attached as
     Exhibit 5 hereto and incorporated by reference herein. The following summary of the principal powers, preferences and rights of the Series B Preferred Stock, insofar as such summary relates to the Series B-2 Preferred Stock issued and sold by ITC/\DeltaCom at the draw down closing, is qualified in its entirety by reference to such Series B-2 Certificate of Designation."

     The third paragraph under "Description of Series B Preferred Stock -- Conversion" is replaced in its entirety with the following paragraphs:

     "The initial conversion price of the Series B-1 Preferred Stock sold at the initial closing on June 20, 2001 is $5.70, which is equal to the lower of:

     . $8.74, which equals the sum of (x) the average of the closing market prices of the Common Stock for the 20 consecutive trading days ending on February 26, 2001 plus (y) 15% of that amount; and

     . $5.70, which equals the sum of (a) the average of the closing market prices of the Common Stock for the 20 consecutive trading days ending on the business day immediately before the initial closing date of June 20, 2001 plus (b) 15% of that amount.

     The initial conversion price of the Series B-2 Preferred Stock sold at the draw down closing on September 5, 2001 is $2.56, which is equal to the lower of:

     . $5.70, which equals the initial conversion price of the Series B-1 Preferred Stock issued and sold at the initial closing on June 20, 2001; and

     . the sum of (x) the average of the closing market prices of the Common Stock for the 20 consecutive trading days ending on the second business day immediately before the draw down closing date of September 5, 2001 date plus (y) 15% of that amount."

     The first three paragraphs under "Description of the Warrants" are replaced in their entirety with the following three paragraphs:

     "Insofar as it relates to the Initial Closing Warrant issued to Ventures at the initial closing on June 20, 2001, the following summary of the principal terms of the Initial Closing Warrant is qualified in its entirety by reference to the text of such Initial Closing Warrant, which is attached as Exhibit 4 hereto and incorporated by reference herein. Insofar as it relates to the Draw Down Warrant issued to Ventures at the draw down closing on September 5, 2001, the following summary of the principal terms of the Draw Down Warrant is qualified in its entirety by reference to the text of such Draw Down Warrant, which is attached as Exhibit 6 hereto and incorporated by reference herein.

     Term. The warrants will be exercisable for Common Stock at any time and
     ----
     from time to time for a period ending on the tenth anniversary of issuance. The Initial Closing Warrant issued to Ventures at the initial closing will be exercisable for Common Stock until June 20, 2011. The Draw Down Warrant issued to Ventures at the draw down closing will be exercisable for Common Stock until September 5, 2011.

     Exercise Price and Limitation. The warrants issued on any closing date will
     -----------------------------
     have a total exercise price that is equal to 30% of the total purchase price of the shares of Series B Preferred Stock issued and sold on the same closing date. The initial exercise price per share of Common Stock of each warrant issued and sold on any closing date will equal the initial conversion price per share of Common Stock of the Series B Preferred Stock issued and sold on such closing date. The initial exercise price of the Initial Closing Warrant issued to Ventures at the initial closing is $5.70 per share of Common Stock. The initial exercise price of the Draw Down Warrant issued to Ventures at the draw down closing is $2.56 per share of Common Stock. The exercise price of the warrants is subject to antidilution adjustments under substantially the same circumstances and in substantially the same manner as the conversion price of the Series B Preferred Stock, as described above under "Description of Series B Preferred Stock.""

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby restated in its entirety to read as follows:

     1. Investment Agreement, dated as of February 27, 2001, including Amendment No. 1 to Investment Agreement, dated as of May 29, 2001, by and among ITC/\DeltaCom, Holding, SCANA Corporation and HBK Master Fund L.P. (incorporated by reference from the Schedule 13D filed on July 2, 2001).

     2. Registration Rights Agreement, dated as of June 20, 2001, by and among ITC/\DeltaCom, Holding, SCANA Corporation and HBK Master Fund L.P. (incorporated by reference from the Schedule 13D filed on July 2, 2001).

     3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B-1 Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (incorporated by reference from the Schedule 13D filed on July 2, 2001).

     4. Common Stock Purchase Warrant dated June 20, 2001 (incorporated by reference from the Schedule 13D filed on July 2, 2001).

     5. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B-2 Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

     6.   Common Stock Purchase Warrant dated September 5, 2001.

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated: September 5, 2001


                                          ITC HOLDING COMPANY, INC.

                                          /s/ Bryan W. Adams
                                          ------------------

                                          By:    Bryan W. Adams
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                          ITC TELECOM VENTURES, INC.

                                          /s/ Bryan W. Adams
                                          ------------------

                                          By:    Bryan W. Adams
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ITC HOLDING COMPANY, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of ITC Holding Company, Inc. ("Holding"). Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 3300 20th Avenue, Valley, AL 36854.

Directors of Holding:
--------------------

  Name and Address                Present Occupation or Employment

  Campbell B. Lanier, III         Chairman of the Board and Chief Executive
                                  Officer of Holding

  William H. Scott, III           President and Chief Operating Officer of
                                  Holding

  Donald W. Burton                Chairman and Managing General Partner of
  614 West Bay Street             South Atlantic Venture Funds
  Tampa, FL 33606

  Malcolm C. Davenport, V         C.P.A. and Attorney
  1140 North 18/th/ Street
  Lanett, AL 36863

  Robert A. Dolson                President and Chief Executive Officer of
  111 Ponce de Leon Avenue        United States Sugar Corporation
  Clewiston, FL

  O. Gene Gabbard                 Chairman of the Board of ClearSource, Inc.
  1828-B Kramer Lane
  Suite 100
  Austin, TX

  J. Smith Lanier, II             Chairman of the Board of J. Smith Lanier & Co.
  J. Smith Lanier & Co.
  P.O. Box 70
  300 West Tenth Street
  West Point, GA 31833

  William T. Parr                 Vice Chairman of J. Smith Lanier & Co.
  J. Smith Lanier & Co.
  P.O. Box 70
  300 West Tenth Street
  West Point, GA 31833

  William B. Timmerman            Chief Executive Officer of SCANA Corporation
  SCANA Corporation
  1426 Main Street
  Columbia, SC 29201

  Donald W. Weber                 Retired
  525 Old Cobblestone Drive
  Dunwoody,GA 30350

Executive Officers of Holding:
-----------------------------

  Name and Address                 Present Occupation or Employment

  Bryan W. Adams                   Senior Vice President and Chief Financial
                                   Officer of Holding

  George M. Miller, II             Senior Vice President - Corporate Development
                                   of Holding

  Kimberley E. Thompson            Senior Vice President, General Counsel and
                                   Secretary of Holding

     The following table presents, as of August 15, 2001, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Holding. Donald W. Burton, Robert A. Dolson, O. Gene Gabbard, Campbell B. Lanier, III, William T. Parr, William H. Scott, III and William B. Timmerman are directors of ITC/\DeltaCom.

                                                    Amount of            Percent of
Name of Beneficial Owner                       Beneficial Ownership      Class (%)
------------------------                       --------------------      ----------
Donald W. Burton .............................        662,347                1.0
Robert A. Dolson .............................         80,004                  *
O. Gene Gabbard ..............................        187,277                  *
J. Smith Lanier, II ..........................      3,368,048                5.3
Campbell B. Lanier, III ......................      6,730,538               10.7
William T. Parr ..............................        337,218                  *
William H. Scott, III ........................      2,076,321                3.3
William B. Timmerman .........................      6,332,482               10.0
Donald W. Weber ..............................         45,989                  *
Malcolm C. Davenport, V ......................        244,245                  *
Bryan W. Adams ...............................        166,556                  *
George M. Miller, II .........................         10,000                  *
Kimberley E. Thompson ........................        153,940                  *
All directors and executive officers as a
 group (13 persons) ..........................     20,235,578               31.4

----------
* Less than one percent.

     The Percent of Class is based on the information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which stated that 62,365,128 shares of Common Stock were outstanding as of August 7, 2001.

     Shares beneficially owned by Mr. Burton include 77,872 shares that Mr. Burton has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Burton for which he shares voting and dispositive power include 80 shares held of record by Mr. Burton's son.

     Shares beneficially owned by Mr. Dolson include 78,004 shares that Mr. Dolson has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options.

     Shares beneficially owned by Mr. Gabbard include 87,056 shares that Mr. Gabbard has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Gabbard for which he shares voting and dispositive power include 2,539 shares held of record by Turtle Creek Limited Partnership, of which Mr. Gabbard is a general partner.

     Shares beneficially owned by Mr. J. Smith Lanier, II include 45,904 shares that Mr. Lanier has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. J. Smith Lanier, II for which he shares voting and dispositive power include 648,798 shares held of record by Mr. Lanier's wife and 600,000 shares held by the J. Smith Lanier

Charitable Remainder Trust, of which Mr. Lanier is the trustee. In August 2001, Mr. Lanier acquired 75,400 shares in open market purchases.

     Shares beneficially owned by Mr. Campbell B. Lanier include 730,836 shares that Mr. Lanier has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Campbell
B. Lanier for which he shares voting and dispositive power include 2,412 shares held of record by Mr. Lanier's wife; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; 114,760 shares held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; and 11,450 shares held of record by the C. B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee. On August 3, 2001, Mr. Lanier received 1,540 shares in connection with an earn-out provision of a merger agreement, dated as of April 15, 1999, by and among ITC/\DeltaCom, Interstate FiberNet,Inc. and AvData Systems, Inc. (the "AvData Earn-Out").

     Shares beneficially owned by Mr. Parr include 78,004 shares that Mr. Parr has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Parr for which he shares voting and dispositive power include 2,000 shares held of record by Mr. Parr's wife.

     Shares beneficially owned by Mr. Scott include 487,751 shares that Mr. Scott has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Scott for which he shares voting and dispositive power include 2,524 shares held of record by Mr. Scott's wife; 458 shares held of record by Mr. Scott's minor daughter; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Scott is co-trustee; 809,428 shares held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; and 47,162 shares held in a trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is co-trustee. On August 3, 2001, Mr. Scott received 1,695 shares in connection with the AvData Earn-Out.

     Shares beneficially owned by Mr. Timmerman include 78,004 shares that Mr. Timmerman has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Timmerman for which he shares voting power include 6,332,482 shares held of record by SCANA Communications Holdings, Inc. Mr. Timmerman is the Chief Executive Officer of SCANA Corporation, the parent of SCANA Communications Holdings, Inc. Mr. Timmerman disclaims beneficial ownership of any shares held by SCANA Communications Holdings, Inc. The foregoing information is based on a Schedule 13G/A of SCANA Corporation filed with the SEC on April 10, 2001, as updated to reflect the acquisition of ITC/\DeltaCom's Series B-1 Preferred Stock and related warrant pursuant to the initial closing on June 20, 2001.

     Shares beneficially owned by Mr. Weber include 24,763 shares held by a family limited partnership of which Mr. Weber is managing partner. On August 30, 2001, Mr. Weber purchased 10,000 shares in the open market at approximately $1.78 per share.

     Shares beneficially owned by Mr. Davenport include 78,004 shares that Mr. Davenport has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options; 96,622 shares held by family trusts of which Mr. Davenport is trustee; and 2,663 shares held by a family member of Mr. Davenport. In early August 2001, a family member of Mr. Davenport purchased 2,000 shares in the open market at approximately $2.90 per share.

     Shares beneficially owned by Mr. Adams include 116,170 shares that Mr. Adams has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options.

     Shares beneficially owned by Mrs. Thompson include 30,740 shares that Mrs. Thompson has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mrs. Thompson for which she shares voting and dispositive power include 16,294 shares held of record jointly by Mrs. Thompson and her husband.

     The shares beneficially owned by all directors and executive officers as a group include 1,888,345 shares which all directors and executive officers as a group have the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options.

                                   SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 INTERCALL, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of InterCall, Inc. ("InterCall"). Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 8420 W. Bryn Mawr Avenue, Suite 400, Chicago, IL 60631.

Directors of InterCall:
----------------------

  Name and Address                    Present Occupation or Employment

  Campbell B. Lanier, III             Chairman of the Board and Chief Executive
  3300 20/th/ Avenue                  Officer of Holding
  Valley, AL 36854


  William H. Scott, III               President and Chief Operating Officer of
  3300 20/th/ Avenue                  Holding
  Valley, AL 36854

  Ross Manire                         President of Flextronics, Inc.
  1800 West Central Road
  Mt. Prospect, IL 60056

  Scott Etzler                        President and Chief Executive Officer of
                                      InterCall


Executive Officers of InterCall:
-------------------------------

  Name and Address                    Present Occupation or Employment

  Robert Lamb                         Senior Vice President -- Global Operations
                                      of InterCall

  Greg Turnbull                       Chief Financial Officer of InterCall


     The following table presents, as of August 15, 2001, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Intercall. Campbell B. Lanier, III and William H. Scott, III are directors of ITC/\DeltaCom.

                                                    Amount of             Percent of
Name of Beneficial Owner                       Beneficial Ownership       Class (%)
------------------------                       --------------------       ----------
Campbell B. Lanier, III ......................       6,730,538              10.7
William H. Scott, III ........................       2,076,321               3.3
Ross Manire ..................................             -0-               -0-
Scott Etzler .................................             100                *
Robert Lamb ..................................             -0-               -0-
Greg Turnbull ................................             -0-               -0-
All directors and executive officers as a
 group (6 persons) ...........................       8,647,572              13.6

----------
* Less than one percent.

     The Percent of Class is based on the information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which stated that 62,365,128 shares of Common Stock were outstanding as of August 7, 2001.

     Shares beneficially owned by Mr. Campbell B. Lanier include 730,836 shares that Mr. Lanier has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Campbell
B. Lanier for which he shares voting and dispositive power include 2,412 shares held of record by Mr. Lanier's wife; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; 114,760 shares held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; and 11,450 shares held of record by the C. B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee. On August 3, 2001, Mr. Lanier received 1,540 shares in connection with the AvData Earn-Out.

     Shares beneficially owned by Mr. Scott include 487,751 shares that Mr. Scott has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Scott for which he shares voting and dispositive power include 2,524 shares held of record by Mr. Scott's wife; 458 shares held of record by Mr. Scott's minor daughter; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Scott is co-trustee; 809,428 shares held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; and 47,162 shares held in a trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is co-trustee. On August 3, 2001, Mr. Scott received 1,695 shares in connection with the AvData Earn-Out.

     The shares beneficially owned by all directors and executive officers as a group include 1,218,587 shares which all directors and executive officers as a group have the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options.

                                  SCHEDULE III

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           ITC TELECOM VENTURES, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of ITC Telecom Ventures, Inc. ("Ventures"). Each such person is a citizen of the United States. The business address of each director and executive officer named below is 3300 20/th/ Avenue, Valley, AL 36854.

Directors of Ventures:
---------------------

  Name and Address                 Present Occupation or Employment

  Campbell B. Lanier, III          Chairman of the Board and Chief Executive
                                   Officer of Holding and Ventures

  William H. Scott, III            President and Chief Operating Officer of
                                   Holding and Ventures

  Bryan W. Adams                   Senior Vice President and Chief Financial
                                   Officer of Holding and Ventures


Executive Officers of Ventures:
------------------------------

  Name and Address                 Present Occupation or Employment

  George M. Miller, II             Senior Vice President - Corporate Development
                                   of Holding and Ventures

  Kimberley E. Thompson            Senior Vice President, General Counsel and
                                   Secretary of Holding and Ventures


     The following table presents, as of August 15, 2001, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Ventures. Campbell B. Lanier, III and William H. Scott, III are directors of ITC/\DeltaCom.

                                                      Amount of             Percent of
Name of Beneficial Owner                         Beneficial Ownership        Class (%)
------------------------                         --------------------       ----------
Campbell B. Lanier, III ........................       6,730,538               10.7
William H. Scott, III ..........................       2,076,321                3.3
Bryan W. Adams .................................         166,556                  *
George M. Miller, II ...........................          10,000                  *
Kimberley E. Thompson ..........................         153,940                  *
All directors and executive officers as a
 group (5 persons) .............................       8,977,968               14.1

----------
* Less than one percent.

     The Percent of Class is based on the information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which stated that 62,365,128 shares of Common Stock were outstanding as of August 7, 2001.

     Shares beneficially owned by Mr. Campbell B. Lanier include 730,836 shares that Mr. Lanier has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Campbell
B. Lanier for which he shares voting and dispositive power include 2,412 shares held of record by Mr. Lanier's wife; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; 114,760 shares held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; and 11,450 shares held of record by the C. B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee. On August 3, 2001, Mr. Lanier received 1,540 shares in connection with the AvData Earn-Out.

     Shares beneficially owned by Mr. Scott include 487,751 shares that Mr. Scott has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Scott for which he shares voting and dispositive power include 2,524 shares held of record by Mr. Scott's wife; 458 shares held of record by Mr. Scott's minor daughter; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Scott is co-trustee; 809,428 shares held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; and 47,162 shares held in a trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is co-trustee. On August 3, 2001, Mr. Scott received 1,695 shares in connection with the AvData Earn-Out.

     Shares beneficially owned by Mr. Adams include 116,170 shares that Mr. Adams has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options.

     Shares beneficially owned by Mrs. Thompson include 30,740 shares that Mrs. Thompson has the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options. Shares beneficially owned by Mrs. Thompson for which she shares voting and dispositive power include 16,294 shares held of record jointly by Mrs. Thompson and her husband.

     The shares beneficially owned by all directors and executive officers as a group include 1,365,497 shares which all directors and executive officers as a group have the right to purchase within 60 days of August 15, 2001 pursuant to the exercise of options.